X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 JAN -3 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

07020156

December 21, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated December 21, 2006
- Material Change Report dated December 21, 2006

Sincerely,

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

X-CAL RESOURCES LTD.

Sharon MacLellan

sml/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **December 21, 2006**

X-CAL BUY OUT of LEASED LANDS AT SLEEPER

Title to the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between X-Cal and York Mines.

A payment to York consisting of $US 150,000 and 50,000 common shares of X-Cal has initiated the buy out agreement.

The remaining balance to complete the buy out is $US 600,000 and 200,000 common shares of X-Cal. Payment can be made as four equal payments of $US 150,000 and 50,000 over four years. X-Cal may elect to accelerate the payment schedule.

To date, during the history of the lease and including the initial buy out payment, York has been paid a total of $US 911,500 and 275,000 common shares of X-Cal. Upon completion $US 1,511,500 and 475,000 common shares of X-Cal will have been paid for the York lands.

The York Claims are located east of the Sleeper Mine Site. The historic Alma Gold Mine, located approx 3 ½ miles SE of the Sleeper pit is a part of the claim block. X-Cal originally leased approximately 1,000 acres and paid all costs associated with expanding the York claims up to their present area, which is approximately 4,000 acres.

Earlier this year X-Cal bought out its joint-venture partner and consolidated 100% operational control of the Sleeper Gold Project.

The buy out of the York Lease means title to all of the mineral claims within the project area will be 100% with X-Cal and there will be no leased or optioned lands in the district scale claim block.

X-Cal's 30 square mile claim block centers on the Sleeper Mine Site, in Humboldt County, Nevada. Two drills are currently at Sleeper (one core and one reverse circulation). The drill program is a combination of exploration and definition. Negotiations to place a third drill onto the property are in progress.

X-Cal companies have invested approximately $US 45 million to assemble and document the Sleeper Epithermal Gold District to date.

Dr. Richard Sillitoe describes the exploration potential at Sleeper in a 2006 paper (see Jan. 26/06 press release @ www.x-cal.com for link to Sillitoe paper).

The recommended exploration program for Sleeper is $US 15 million.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com in the Current Reports section.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

December 21, 2006

3. **Press Release**

A Press release was disseminated on Thursday, December 21, 2006.

4. **Summary of Material Change**

Title to the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between X-Cal and York Mines. A payment to York consisting of $US 150,000 and 50,000 common shares of X-Cal has initiated the buy out agreement. The remaining balance to complete the buy out is $US 600,000 and 200,000 common shares of X-Cal. Payment can be made as four equal payments over four years. To date, York has been paid a total of $US 911,500 and 275,000 common shares of X-Cal. The buy out of the York Lease means title to all of the mineral claims within the project area will be 100% with X-Cal.

Two drills are currently at Sleeper (one core and one reverse circulation). The drill program is a combination of exploration and definition. Negotiations to place a third drill onto the property are in progress. X-Cal companies have invested approximately $US 45 million to assemble and document the Sleeper Epithermal Gold District to date.

5. **Full Description of Material Change**

See Schedule “A” Below

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on December 21, 2006.

X-CAL RESOURCES LTD.

“Shawn Kennedy”

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** December 21, 2006

X-CAL BUY OUT of LEASED LANDS AT SLEEPER

Title to the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between X-Cal and York Mines.

A payment to York consisting of $US 150,000 and 50,000 common shares of X-Cal has initiated the buy out agreement.

The remaining balance to complete the buy out is $US 600,000 and 200,000 common shares of X-Cal. Payment can be made as four equal payments of $US 150,000 and 50,000 over four years. X-Cal may elect to accelerate the payment schedule.

To date, during the history of the lease and including the initial buy out payment, York has been paid a total of $US 911,500 and 275,000 common shares of X-Cal. Upon completion $US 1,511,500 and 475,000 common shares of X-Cal will have been paid for the York lands.

The York Claims are located east of the Sleeper Mine Site. The historic Alma Gold Mine, located approx 3 ½ miles SE of the Sleeper pit is a part of the claim block. X-Cal originally leased approximately 1,000 acres and paid all costs associated with expanding the York claims up to their present area, which is approximately 4,000 acres.

Earlier this year X-Cal bought out its joint-venture partner and consolidated 100% operational control of the Sleeper Gold Project.

The buy out of the York Lease means title to all of the mineral claims within the project area will be 100% with X-Cal and there will be no leased or optioned lands in the district scale claim block.

X-Cal's 30 square mile claim block centers on the Sleeper Mine Site, in Humboldt County, Nevada. Two drills are currently at Sleeper (one core and one reverse circulation). The drill program is a combination of exploration and definition. Negotiations to place a third drill onto the property are in progress.

X-Cal companies have invested approximately $US 45 million to assemble and document the Sleeper Epithermal Gold District to date.

Dr. Richard Sillitoe describes the exploration potential at Sleeper in a 2006 paper (see Jan. 26/06 press release @ www.x-cal.com for link to Sillitoe paper).

The recommended exploration program for Sleeper is $US 15 million.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com in the Current Reports section.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*